April 12, 2010

Mail Stop 4720

Robert W. Weber
Chief Financial Officer
Harbor BioSciences, Inc.
4435 Eastgate Mall, Suite 400
San Diego, CA 92121

> **Re:** **Harbor BioSciences, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 1, 2010**
> **File No. 001-34584**

Dear Mr. Weber:

    We have reviewed your correspondence dated April 9, 2010. This letter is to advise you that we have now completed our review of the above proxy statement. We have no further comments at this time.

                                    Sincerely,

                                    Jeffrey Riedler
                                    Assistant Director

cc: Michael J. Brown, Esq.
     Patrick M. Murphy, Esq.
     Stradling Yocca Carlson & Rauth
     4365 Executive Drive, Suite 1500
     San Diego, CA 92121